UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K   ☐Form 20-F   ☐Form 11-K  ☒ Form 10-Q   ☐ Form N-SAR   ☐Form N-CSR

For Period Ended:  September 30, 2008

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

deltathree, Inc.
Full Name of Registrant

Former Name if Applicable

419 Lafayette Street
Address of Principal Executive Office (Street and Number)

New York, NY 10003
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has experienced an unexpected delay in completing the information required to be included on its Quarterly Report on Form 10-Q for the period ended September 30, 2008 (the “Form 10-Q”). The Registrant undertakes to file the Form 10-Q as soon as practicable, and expects to file it within the five-day extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Peter Friedman	(212)	500-4850
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that its revenues for the three and nine months ended September 30, 2008 will be approximately $4.8 million and $15.6 million, respectively, compared to $7.3 million and $23.2 million for the respective three and nine months ending September 30, 2007. The decrease in revenues was primarily due to intense competition in the reseller market, price reductions in key markets and other factors. The Registrant anticipates that its costs and operating expenses for the three and nine months ended September 30, 2008 will range from $8.5 to $9.0 million and $25.3 to $25.8 million, respectively, compared to $9.4 million and $27.7 million for the respective three and nine months ending September 30, 2007.  The decrease in costs and operating expenses was primarily due to the restructuring undertaken by the Registrant and a decline in cost of revenues.  The Registrant anticipates that its loss from operations for the three and nine months ended September 30, 2008 will range from $3.7 to $4.2 million and $9.7 to $10.2 million, respectively, compared to $2.1 million and $4.4 million for the respective three and nine months ending September 30, 2007.  The increase in loss from operations was primarily due to the decrease in revenues, a write-off of certain assets and the restructuring charge.

The Registrant anticipates that its net loss for the three and nine months ended September 30, 2008 will range from $3.6 to $4.1 million and $9.7 to $10.2 million, respectively, as compared to $2.1 million and $4.2 million for the three and nine months ended September 30, 2007, respectively.

Results for the three and nine month periods ended September 30, 2008 remain subject to further adjustment, and actual results may differ from the foregoing estimates.

deltathree, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 17, 2008	By:	/s/ Peter Friedman
Peter Friedman
General Counsel